

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 27, 2024

Chun-Hsien Tsai
Chairman of the Board, President and Chief Executive Officer
Ainos, Inc.
8880 Rio San Diego Drive, Ste. 800
San Diego, CA 92108

> **Re: Ainos, Inc.**
> **Registration Statement on Form S-3**
> **Filed December 23, 2024**
> **File No. 333-284003**

Dear Chun-Hsien Tsai:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tim Buchmiller at 202-551-3635 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Steven Lipstein